Invest in Skeptic Distillery

Award-Winning Gin and Vodka. Unique Whiskeys, Cold-Distilled from Craft Beer.

SKEPTICDISTILLERY.COM MELROSE PARK

Alcohol Brewery Distillery


Karl Loepke
Master Distiller/Founder
Skeptic Distillery

Early Bird Terms: $23,515 Left

$76,485
of a $50,000-$500,000 goal

79
investors

Invest via a **Revenue Share Loan**

5% of revenues

~~2.0X~~ **2.25X** payback multiple

Held in Escrow & Refundable. Wefunder Portal LLC can refund upon request while funds are in escrow. You'll get a 5 day notice when a round closes.

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see investor perks from $250 to $10,000



I always thought most liquor tasted harsh, needing mixers or chasers to drink. I wanted fresher tasting and smoother spirits. As a homebrewer and craft beer lover, I saw that cold distillation would allow me to take the huge variety and creativity of craft beer into the whiskey and gin world, and create entirely new, fresh tasting spirits.

Karl C Loepke President @ Skeptic Distillery

Why you may want to invest in us...

1. In our first competition, we won "Best In Show" for Gin, "Gin of the Year" and "Vodka of the Year." We've since won a dozen more awards.
2. Skeptic Gin was rated one of the Top 100 Spirits in the World by Wine Enthusiast in December 2019
3. Skeptic spirits capture and retain the freshness of our base ingredients by distilling at colder, more natural temperatures.
4. We are expanding rapidly, including 4 new markets in Q1 2020, which will expand our customer base and revenues.
5. We will achieve break even later this year at approx. 200 cases sold per month, or about $180,000 annual sales, just from vodka and gin.
6. Our craft beer whiskey will catapult us to profitability rapidly. Demand is high and our whiskey creates a new niche in the space.
7. Our founder has a history of success. He turned a company on the edge of bankruptcy into the industry leader with over 80% market share.
8. We are self-funded, with zero bank/investor debt. In the past 12 months, we've had revenues of $53K despite no distribution until May.
9. **Lead Investor**: Joseph Iannarelli invested $25,000

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Karl C Loepke

President

Helped lead EnviroTech International from the edge of bankruptcy, with $3.5MM sales & $6MM+ debt, to the #1 supplier of its products at 80% marketshare and $14MM+ sales, in <6 yrs. Crafted a gin that won Best In Show in its 1st competition.



James Semrick

National Sales Manager

Increased sales for Lost Forty Brewing in Arkansas at my former company, Premium Beverage, by over 94% YOY. Started Sureshot Beverage marketing to rep spirits in Arkansas, including the brands Infuse, Woody Creek Distillers and CORE Brewing Co.



Brittany Breaux

Graphic Designer / Marketer

10+ years of graphic design and illustration experience. Published, award-winning science illustrator. Published photographer. Former boutique winery manager. Re-imagined Skeptic branding and marketing to increase social media and brand awareness.

Why people love us



Karl embodies the Skeptic brand. He sees everything with a questioning eye, eager to dissect it and make it better. Nothing at Skeptic is fully realized until it reaches its peak potential. The spirits are evidence of that. Beneath that continuous dedication to improvement is a solid foundation of work ethic and business sense, coupled with a willingness to invest time, resources, and research into success.

Brittany Breaux
Other Family Member

INVESTING ON SAME TERMS

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Some of our investors

WE'VE RAISED $471,911 FROM 80+ INVESTORS SINCE OUR FOUNDING

Brittany Breaux
Marketer and Graphic Designer for Skeptic Distillery

Karl C Loepke
I'm the founder of Skeptic Distillery. I'm an entrepeneur and a guy who's good at solving problems. I like to help others as well.

Alexander Clarence McIntosh
Investor & Entrepreneur

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In the news

Top 100 Spirits of 2019

Culled from an archive of all the spirits tasted throughout the year, this 100-bottle list represents top picks in their respective categories. As is always the case, mind you, balance is key. So, by design, this year's edition encompasses a broad array of spirits categories as well as

January 10, 2020 @ winemag.com

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Downloads

Skeptic Distillery Product Info Sheet

The Story of Skeptic

A Skeptic Is Born

I always thought that most liquor tasted too harsh. As an avid home brewer, I knew that fresh beer tasted better than mass produced, pasteurized beer. I wondered if there was a way to make liquor taste fresher and smoother, like cold brewed coffee or cold pressed juice.

A Curious Process

Vacuum distillation is a process often used in industrial plants to better separate chemicals, remove impurities and distill at lower temperatures. I began distilling some of my craft beers in the laboratory at work and they smelled and tasted super fresh and just like the beer! At that moment, I decided to change my startup brewery concept into a distillery, focused on using this process to make award-winning, cold distilled, fresh spirits.

Building Something out of Nothing

Vacuum distillation had been done before with gin, and was not an entirely new idea. But it had never been done in a way that was scale-able, or for other types of spirits. So we built a distillery and the still ourselves, because nobody had ever made one quite like ours before.

3, 2, 1...Wait

In November 2017 we received our Federal Permit for distilling. A few months later we got the Illinois Craft Distiller's Permit and we were ready to go! However, there was still a little roadblock known as the three tier system, and due to timing we wouldn't be able to launch with a distributor in Illinois until May 2019.

In the Meantime, the Awards Roll In

While biding our time until our launch with Heritage Wine Cellars, we focused on building our brand and developing alternate sales avenues, including online. We also entered as many competitions as we could afford and wound up with some serious hardware!

- Skeptic Gin Review - Wine Enthusiast (91 Points) – August 2019

> **"The bright spearmint scent gives a hint of what's to come: a refreshing, tingly sip with plenty of lemon peel, juniper and minty zing, with just a tinge of sweetness on the exhale. Distilled from corn, with botanicals that include hibiscus, gooseberry, mango and cardamom, although the soft palate doesn't read as particularly floral or fruity. It's pleasing just the same."**
> *Wine Enthusiast - Kara Newman, Spirits Editor*

3, 2, 1...Lift-Off!

On May 1st, 2019 we officially launched with our Illinois distributor. Skeptic Vodka and Gin are currently being sold in over 30 retail stores in the Chicago area, including 12 Binny's Beverage Depots and over 40 bars and restaurants. Just recently, we sold our 500th case overall and 150th in Illinois, and sales are doubling month over month as we continue to grow sales.

Keeping the Rocket Fueled

Gin and vodka sales are projected to continue to expand in Illinois at a steady rate of approx. 20-30% per month on average. While it cannot be guaranteed, we hope to sell a target of at least 2,400 cases (of ONLY gin and vodka) by the end of 2020, while also branching into the neighboring states of Wisconsin, Minnesota and Indiana as well as California and possibly Florida. Based on our margins now, we expect profitability will occur at approx. 250 cases per month in sales, which we hope to achieve by the middle of 2020.

Cold Distilled Brew-skeys

By adding our cold distilled craft beer whiskeys to the mix, we'll begin opening up new revenue channels in both on and off premise locations, not only because the demand for whiskey is so high, but because it will indirectly amplify our other product sales as part of a complete portfolio offering. Our whiskeys will be uniquely "Skeptic" and scale-able, so that we'll be able to meet what we expect will be a very strong demand based on conversations with our customers.

Product Portfolio Expansion

We have plans for new products and line extensions, beginning with a limited release gin (GinQuila) based on the paloma cocktail and Mexican-inspired flavors, aged in Cazadores tequila barrels. Other revenue streams include working with other distillers and brand companies to contract distill and collaborating with craft breweries to distill and market whiskeys cold distilled from some of their more popular beers.

READ MORE OF THE STORY

Investor Q&A

EXPAND ALL

What does your company do?

We use a unique distilling process to preserve the freshness and flavor of our ingredients. We make award-winning spirits, distilled at natural temperatures, with no sugar or additives for the consumer who cares about how his/her spirits are made. Our two main products are currently gin and vodka. We'll have at least three when the whiskey is ready. Our spirits are available to buy at the distillery, online and in various bars, restaurants and stores in Illinois, Alaska, Arkansas and Oklahoma.

Where will your company be in 5 years?

We plan to be a global brand, sold in all 50 states, online, and in many countries around the world. Always experimenting, we will push the boundaries of what spirits can taste like. We plan to launch many brands and specialty products besides our core whiskeys, vodka and gins. The first of these will be our limited release GinQuila, with Mexican inspired flavors aged in tequila barrels. We'll also be collaborating on whiskeys with many prominent breweries in the coming years.

Why did you choose this idea?

Take us back to the beginning. How did you get started?

Where have the last few years gotten you?

Who are your customers?

How will you win?

What's next for your business and why are you raising money now?

How will you use the funds raised on Wefunder to accomplish the next milestone?

Financials

Skeptic Distillery has financial statements ending December 31 2018. Our cash in hand is $15,285.62, as of October 2019. Over the three months prior, revenues averaged $3,307/month, cost of goods sold has averaged $1,281/month, and operational expenses have averaged $18,175/month.

At a Glance

January 1 to December 31


$$$$

$36,792
Revenue



-$63,629 **[56X]**
Net Loss


IOU!

$6,027 **[2%]**
Short Term Debt



$258,732
Raised in 2018



$15,286
Cash on Hand
As of 10/14/19

INCOME | BALANCE | NARRATIVE

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:	Earnings per Share:	Revenue per Employee:	Cash to Assets:	Revenue to Receivables:	Debt Ratio:
-173%	76%	-30%	-$47.72	$12,264	3%	132%	139%

Skeptic Distillery Co 12-31-2018 FS.pdf

Risks

1 The company is very early in its operating history. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the growth of a new business.

2 We have not been profitable yet, and believe we will continue to incur net losses for another fiscal year. We may require additional capital in the future, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth, severely limit our operations or cause us to curtail or terminate our operations.

3 The U.S. Government could enact legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business.

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Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joseph Iannarelli	Real Estate Investor @ Self-Employed	2019

Officers

OFFICER	TITLE	JOINED
Karl C Loepke	President Secretary Treasurer	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Karl C Loepke	1,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Revenue Share
01/2019	$136,694	Loan
12/2018	$258,732	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Karl Loepke	12/31/2018	$258,732	$258,732	3.31%	12/31/2022	Yes
Karl Loepke	01/01/2019	$136,694	$136,695	3.31%	12/31/2023	Yes

Related Party Transactions

Name	Karl Loepke
Amount Invested	$258,732
Transaction type	Loan
Issued	12/31/2018
Outstanding principal plus interest	$258,732 as of 10/2019
Interest	3.31 per annum
Maturity	12/31/2022
Outstanding	Yes
Current with payments	Yes
Relationship	President

Payment is not due until the maturity date. The note is subordinate to all non-shareholder debt and will only be paid or extended based on the profitability and overall financial health of the corporation at the time.

Name	Karl Loepke
Amount Invested	$136,695
Transaction type	Loan
Issued	01/01/2019
Outstanding principal plus interest	$136,695 as of 10/2019
Interest	3.31 per annum
Maturity	12/31/2023
Outstanding	Yes
Current with payments	Yes
Relationship	President

This debt will be rolled into a new promissory note on the same terms as the $258,732.03 note at the end of 2019, with a maturity date set to 12/31/2023. It will be subordinate to all non-shareholder debt and will only be paid based on the profitability and overall financial health of the corporation at that time.

Use of Funds

$50,000	$45k will be used to begin purchasing the fabricated parts of the still ($20k), accessory plumbing, clamps, flanges, gaskets, chiller coil fabrication parts and other non mechanical equipment. Because it takes 3 - 4 months to secure these parts, we'll be in a better position to complete our buildout later in the year with these funds. $5k towards operating capital and Wefunder fees (7% of the raise total). These are the primary intended uses of the capital.
$500,000	$150,000.00 towards custom, continuous column, vacuum whiskey still and support equipment (e.g. tank, pumps, piping, etc.), $25,000.00 towards raw materials and inventory, $100,000.00 towards operating capital, $225,000.00 towards tasting room build-out, facility improvement, new support and sales staff and Wefunder fees (7% of the raise total).

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	100,000.00	333	No
Common Stock	1,000.00	1,000.00	Yes

The Funding Portal

Skeptic Distillery is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.